Exhibit 99.1

Yimutian Inc. Announces Plan to Implement Change in American Depositary Shares (ADS) to Ordinary Share Ratio

BEIJING, April 29, 2026 -- Yimutian Inc. (NASDAQ: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio Change”) from the current ratio of one ADS representing 25 Class A ordinary shares to 375 Class A ordinary shares, effective on or around May 18, 2026, U.S. Eastern time (the “Effective Date”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a 15-for-1 reverse split. Upon the Effective Date, ADS holders will be required to surrender and exchange every 15 existing ADSs then held for one new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company´s ADS program, will arrange for the exchange. The Company´s ADSs will continue to be traded on the Nasdaq under the ticker symbol “YMT.”

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses, where applicable) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on the Company´s underlying Class A ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionately upon the effectiveness of the ADS Ratio Change, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than 15 times the ADS trading price before the change.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.For more information, please visit https://ir.ymt.com/

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contacts

Investor Relations: ir@ymt360.com  |  +86 10 5708 6561

Media: pr@ymt360.com